2024 A N N U A L R E P O R T

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TABLE OF CONTENTS

About Westport Fuel Systems 4

Letter to Shareholders 6

At a Glance 10

Financial Highlights 10

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4 We are a leading supplier of advanced fuel delivery systems, components, and software for a wide range of affordable, alternative, low-carbon, renewable fuels. We are ‘Driving Cleaner Performance’ with advanced, alternative-fuel systems and components for today’s combustion-powered vehicles and for future fuel cell and hydrogen- fueled vehicles. Our systems reduce carbon emissions without compromise, and without drastic or expensive changes to vehicle architecture, manufacturing, and supply chains. Our market-ready solutions help reduce emissions, meet greenhouse gas standards and, in most cases, realize fuel cost savings or passenger cars and light-, medium-, and heavy-duty trucks utilizing alternative fuels including hydrogen (“H2”), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), compressed natural gas (“CNG”), and liquefied petroleum gas (“LPG”). About Westport

5 Our Strategy at a Glance Driving Success with Cespira, our HPDI JV Advancing HPDI technology to reduce CO2 emissions in long-haul and off-road sectors. Improving Operational Excellence Utilize bold initiatives to streamline processes, boost efficiency and cut costs. Advancing fuel-agnostic technologies and expanding RNG systems today to deliver scalable, cost-effective hydrogen solutions tomorrow. Shaping a Future Powered by Alternative Fuels 1 2 3 Preparing for the Next Harness fuel-agnostic technologies and develop cost-effective, advanced zero-emission hydrogen solutions for the future. Focused on the Now Providing effective solutions for decarbonization by utilizing alternative fuels, including biofuels, that are available today to address decarbonizing hard-to-abate mobility applications. Our three strategic pillars drive our long-term vision, growth, and value creation Now to Next, Built for the Long-Term Our strategic direction focuses on the Now while keeping a sharp eye for what’s Next We are committed to advancing technologies, services and products that reduce emissions, enhance efficiency, and promote a greener sustainable future, ensuring our customers have affordable solutions to meet their environmental and commercial goals. Embedding purpose in all we do continued on next page 6 Letter to Shareholders I have had the privilege to be Westport’s CEO for just over a year now and wanted to take a moment to reflect on the remarkable progress we have made over that time and provide a view into our plans and expectations for 2025. The past year was a transformative period for the Company. I am proud of the strides we have made in our commitment to advancing technologies, services and products that reduce emissions, enhance efficiencies, and promote a sustainable future. Westport is working to ensure that customers have affordable solutions to meet their commercial and environmental goals. As Westport’s leader, I am motivated to not only achieve our short- and long-term goals but to make a significant positive difference in the transport industry. Key Accomplishments 2024 was a strong year for Westport. We strengthened an important alliance, tightened the alignment between our competitive strategy and our internal operations, and made substantial efficiency improvements that have enhanced our cost structure. Last year, we saw our gross margin improve, increasing from 9% in Q4 of 2023 to 19% in Q4 of 2024. We also demonstrated a significant $20.4 million improvement in our net cash provided by operating activities to $7.2 million for the year ended December 31, 2024, representing one of the first times Westport has generated positive cash from operations. In June, we advanced cleaner commercial transport through the beginning of our joint venture with Volvo Group, named Cespira. And in March 2025, we announced the proposed divestiture of our Light-Duty business, which is expected to strengthen our balance sheet and focus Westport on its competitive strengths, to meet the diverse market needs for effective solutions to decarbonize hard-to-abate applications in the transport space utilizing alternative fuels. I am committed to producing results, driving productivity, and enhancing value for shareholders. “ ”

7 continued on next page To be successful on an annual basis, Westport needs to continue to deliver on our purpose, be disciplined in our operations and align our decision-making to a strong strategic plan. Accordingly, over the past year we executed against our three strategic priorities; driving success via the HPDI joint venture, improved operational excellence and shaping a future powered by alternative fuels, all while evolving with intent, and prudent financial stewardship. Crystalized our Strategic Relationship with Volvo Group Our joint venture with Volvo Group, named Cespira, has begun its journey toward the decarbonization of heavy transport. The joint venture, which began operations in June of 2024, aims to expand the availability of the High-Pressure Direct Injection (“HPDITM”) fuel system, with carbon neutral fuels like hydrogen and renewable natural gas as its propellants. The formation of the partnership was an important milestone for Westport and a true endorsement of our HPDI technology and fuel system. Acting Today, Shaping Tomorrow Westport is ‘Driving Cleaner Performance’ with practical yet innovative applications available today, to shape a sustainable and responsible transportation industry long into the future. We believe that 2025 will be another eventful year on our journey to create technologies that not only reduce emissions and enhance efficiency for customers but also to highlight our dedication to a future of alternative fuels. However, it’s clear that our target markets are in a state of change. We are seeing global and economic pressures leading to turbulence in the automotive sector, which is coinciding with a slowdown in the hydrogen market and volatility in the passenger car market. While we are persevering through these challenging times, we are taking this opportunity to reposition the Company. We have many opportunities in front of us and are determined to forge a path to capitalize on a promising current set of emerging prospects. Ultimately, we are striving to ensure that our customers have access to affordable solutions that help them achieve their commercial and environmental goals, now and for many years to come.

Providing Solutions for Hard to Decarbonize Transport and Industrial Applications In early 2025, Westport announced its intention to divest of its Light-Duty business. I am confident the proposed disposition enhances long-term value for Westport shareholders by creating a focused company dedicated to providing solutions to decarbonize hard- to-abate mobility and industrial applications. Following the divestiture, Westport will be structured to execute against a distinct value proposition with the ability to pursue and achieve greater success. This includes tailored strategies targeted at driving and leveraging fuel agnostic technologies today, to create mature, affordable zero emissions hydrogen solutions tomorrow. Despite technological advancements, decarbonizing long-haul heavy-duty transport remains a challenge, with substantial reductions in CO2 emissions still to be realized. Original Equipment Manufacturers have explored multiple alternatives, yet widespread adoption has been limited. Fleet operators are prioritizing cost-effectiveness and total cost of ownership, with emissions often taking a secondary role. Hydrogen is recognized as a solution for long haul applications, but its adoption timeline is uncertain. Meanwhile, demand continues to grow for low- and zero-carbon alternatives in hard to decarbonize applications, such as heavy-duty trucking. However, for solutions to gain traction, they must maintain performance and be cost-effective. To address these challenges, Westport is advancing fuel-agnostic technologies, growing its natural gas solutions today, while laying the groundwork for hydrogen adoption in the future. In 2025, we plan to continue building on our alternative fuel technology, including, but not limited to, CNG components and application advancements and RNG systems growth, aiming to scale production and enhance commercialization of hydrogen fuel systems for a wide range of transportation applications. In addition, the HPDI fuel system is the most affordable commercially viable option that does not compromise on performance and that can deliver net zero carbon emissions in heavy duty transport. As more difficult to decarbonize applications emerge in the transport sector, high pressure systems and controls will be required regardless of the powertrain, and they complement the transition from natural gas to renewables to hydrogen. Westport components and solutions are already powering emission-reducing innovations today, across a range of alternative fuels, including natural gas, renewable natural gas, and hydrogen. 8

9 DAN SCELI, CEO & Director The resurgence of natural gas and renewable natural gas globally provides a market opportunity for Westport, particularly in North America where natural gas infrastructure is abundant and RNG production is growing. We believe that hydrogen will play a role in ‘hard to decarbonize’ mobility applications, although the timeline is uncertain and has lengthened recently. However, Westport’s products are timeline-agnostic, leveraging our High-Pressure Controls & Systems segment and stake in Cespira which have solutions available now, to address decarbonization with net zero fuels and low carbon fuels while also having the most affordable solutions when zero carbon hydrogen becomes more available, with a clear focus on the ecosystem surrounding the HPDI fuel system and our Cespira JV. To ensure that we are positioned as a key player in this rapidly growing and changing market, we also must focus on our financial strength. We remain committed to strengthening our balance sheet to enable us to fund the growth that will deliver value to our shareholders. With a focus on cost controls, operational excellence, and prudent capital allocation, in addition to the opportunities we see in front of us, we are excited to position ourselves at the forefront of this transformative shift. Conclusion The improvements that we’ve embraced over the past year have positioned us to deliver more affordable and sustainable solutions that help our customers meet their commercial and environmental goals. I am proud of what we accomplished in 2024 and am grateful for your continued support. As your CEO, I am committed to producing results, driving productivity, and enhancing value for shareholders. We are optimistic about 2025’s opportunity set, as we work to leverage our core capabilities from our roots, advance clean technology solutions, and contribute to a more sustainable future.

Westport at a Glance

Sales in **~70** countries

2024 REVENUE OF **$302.3** MILLION

100+ DISTRIBUTORS WORLDWIDE

65+ YEARS OF INNOVATION



CALGARY, ALBERTA
Production and Tech Center
VANCOUVER, BC
Corporate Head Office
CAMBRIDGE, ONTARIO
Tech Center
BUENOS AIRES
ARGENTINA
Production

2024 Financial Highlights

(US$ millions, except where noted)

Operations	2024	2023	2022	2021	2020
Revenue	302.3	331.8	305.7	312.4	252.5
Gross profit	57.6	48.9	36.2	48.2	39.5
Gross margin	19%	15%	12%	15%	16%
Net income (loss) per year	(21.8)	(49.7)	(32.7)	13.7	(7.4)
Adjusted EBITDA	(11.2)	(21.5)	(27.8)	17.5	14.7

Financial position					
Cash and cash equivalents (including restricted cash)	37.6	54.9	86.2	124.9	64.3
Total assets	291.6	355.7	407.5	471.3	346.3
Debt, including current portion	33.7	60.2	53.0	69.4	85.4
Shareholders' equity	137.0	160.4	204.0	236.4	104.1

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11 Commitment to Sustainability Since its inception, Westport aspires to contribute to a world where climate change is mitigated, and global air quality contributes to a healthy society. A world where clean transportation is accessible and affordable, ensuring everyone can take part in building sustainable communities for themselves and future generations. We encourage every member of our organization to make a daily commitment toward creating transportation solutions that not only enhance the well-being of people and the environment but also contribute to the prosperity of our communities. Our central aim is to hasten the impact of the energy transition by bringing our products to market, all while meticulously minimizing our environmental footprint. Throughout 2024, our commitment to minimizing our environmental footprint was evident. We successfully developed and endorsed our Corporate Environmental Policy, which underscores our awareness of the necessity for ongoing initiatives and projects dedicated to minimizing the environmental footprint of our organizational activities. We know that meaningful change occurs through the adoption of our technologies by fleets and OEMs and that our fuel systems pave the way to carbon neutrality through reduced emissions and costs. Going forward, we’re implementing measures to ensure that Westport’s products and business operations generate positive impacts across the value chain. Westport’s sustainability journey continues with a focus on agility, adaptability, and resilience. Through our sustainability-driven business model, robust governance practices, and dedicated workforce, we’re committed to generating long-term value for shareholders while championing global decarbonization efforts.